UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2001

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from ____________ to ____________
Commission File No. 333-67466

A. Full title of the Plan:

Willis North America Inc. Financial Security Partnership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIS NORTH AMERICA INC.

Attn: Mary E. Caiazzo
26 Century Boulevard
Nashville, TN 37214
Tel: (615) 872-3000

Page

INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:
Schedule of Assets (Held at End of Year)	8-21
EXHIBIT
Exhibit 23 - Independent Auditors’ Consent	22

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS NORTH AMERICA INC. FINANCIAL SECURITY PARTNERSHIP PLAN

	By:	/s/ Carol McAlpine Carol McAlpine Vice President, Willis North America Inc.

Date: July 1, 2002

INDEPENDENT AUDITORS’ REPORT

To The Benefits Committee
Willis North America Inc.

We have audited the accompanying statements of net assets available for benefits of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP

New York, New York
June 21, 2002

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000

INVESTMENTS — at fair value	$144,384,459	$155,525,272
INVESTMENT — at contract value	55,218,518	51,513,701
PARTICIPANT LOANS RECEIVABLE	4,692,703	4,331,316
CASH	756	100,900
CONTRIBUTIONS RECEIVABLE FROM PARTICIPANTS	—	347,708
CONTRIBUTIONS RECEIVABLE FROM EMPLOYER	—	669,544

NET ASSETS AVAILABLE FOR BENEFITS	$204,296,436	$212,488,441

See notes to financial statements

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS:
Contributions:
Contributions from participants	$17,440,754
Contributions from employer, net of forfeitures	5,322,129

TOTAL ADDITIONS TO NET ASSETS	22,762,883

DEDUCTIONS FROM NET ASSETS:
Investment loss:
Dividends	1,606,942
Interest	2,716,122
Interest from participant loans	404,562
Net realized and unrealized depreciation in fair value of investments	(14,195,436)

Total investment loss	(9,467,810)

Benefits paid to participants	(21,451,363)
Fees paid by participants	(35,715)

TOTAL DEDUCTIONS FROM NET ASSETS	(30,954,888)

NET DECREASE	(8,192,005)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	212,488,441

End of year	$204,296,436

See notes to financial statements.

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1.	DESCRIPTION OF THE PLAN

The following description of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company”), a subsidiary of Willis Group Limited and covers all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – For all full-time and part-time employees of Willis North America Inc., the required period of service is three months. Participants can contribute between 1% and 20% of their eligible compensation as a pre-tax contribution, subject to Internal Revenue Service (“IRS”) limits. After participants have completed one year of service, employer’s contributions are made on a full matching basis up to 3% of the employee’s annual eligible compensation. Temporary employees are eligible for employer matching upon completion of 1,000 hours of service in their first year of employment or any Plan year following their first year of employment. Effective September 1, 2001, all Company matching deposits are invested solely in the Willis Stock Fund and credited to the Stock-Based Company Matching Deposit Account.

Participant accounts – Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are made daily.

At December 31, 2001, participant contributions may be invested in any combination of the following:

MetLife Guaranteed Fixed Income Fund
MetLife Stock Market Index Guarantee Account
Harris Associates — Oakmark Fund
Loomis Sayles Small Cap Value Fund
Loomis Sayles Small Cap Growth Fund
Templeton Foreign Fund
American Century Income & Growth Fund
Harris Associates — Oakmark Select Fund
Janus Fund
Baron Asset Fund
PIMCO Total Return Bond Fund
PIMCO High Yield Bond Fund
Willis Stock Fund

In addition, participants have the option of transferring amounts from the above funds into a self-directed brokerage account. The MetLife Guaranteed Fixed Income Fund is invested in group annuity insurance contracts (“GAIC”) with Metropolitan Life Insurance Company (“MLIC”).

Payment of benefits – Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of 12 months. Distributions of accounts are made in lump-sum amounts.

Vesting – A participant’s contributions and earnings thereon are immediately fully vested. Employer contributions and earnings thereon partially vest after three years of service, regardless of the number of contributions. Employer contributions and earnings thereon fully vest after 5 years of service with the Company or a predecessor company or as soon as the employee reaches the age of 65, dies or becomes disabled, whichever occurs first.

Participant loans – Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.00% to 10.50%, which are commensurate with prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeitures – Withdrawing participants forfeit all nonvested employer contributions. The forfeitures are used to offset future employer contributions. Forfeited nonvested accounts totaled $505,220 and $302,146 at December 31, 2001 and 2000, respectively.

Plan termination – Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, partial termination or complete discontinuance of the employer’s contributions to the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust fund, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of investments – The fair value of investments in securities and in mutual funds is based upon closing market quotations as of the last day of the plan year. The investment in GAICs is reflected in the accompanying financial statements at the contract value reported to the Plan by MLIC at December 31, 2001 and 2000, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Payment of benefits – Benefits are recorded when paid.

Recent accounting pronouncements – Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended by SFAS No. 137 and 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Plan adopted these statements on January 1, 2001. The adoption of these statements did not have a significant impact on the statement of net assets available for benefits or the statement of changes in net assets available for benefits of the Plan.

Reclassifications – Certain reclassifications have been made in the fiscal 2000 financial statements to conform to the classifications used in fiscal 2001.

3.	INVESTMENTS

Amounts invested in the GAICs are commingled with the other investments of the general accounts of the MLIC. Interest is allocated based upon a contractual arrangement and is credited monthly. The crediting rate and average yield was 5.3% at December 31, 2001 and 2000, respectively.

Individual investments which represent greater than 5% of total assets are as follows:

As of December 31, 2001:
MetLife Stock Market Index Guarantee Account	$52,829,799
Harris Associates — Oakmark Fund	20,557,680
Janus Fund	12,454,713
MetLife Guaranteed Fixed Income Account	55,218,518

As of December 31, 2000:
MetLife Stock Market Index Guarantee Account	$57,697,533
Harris Associates — Oakmark Fund	15,863,338
Janus Fund	18,233,582
MetLife/UAM Medium-Term TimeStyle Portfolio	13,738,478
MetLife Guaranteed Fixed Income Account	51,513,701

4.	NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets as of and for the year ended December 31, 2001 relating to the nonparticipant-directed investments is as follows:

NET ASSETS:
Investments — at fair value	$1,817,874

CHANGES IN NET ASSETS:
Contributions from employer, net of forfeitures	$1,768,952
Dividends	123
Net appreciation in fair value of investments	49,763
Other receipts	1,890
Benefits paid to participants	(2,854)

$1,817,874

5.	INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated February 1, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include contributions from the Company and various funds managed by MLIC, the trustee of the Plan. All necessary administrative expenses of the Plan are paid by the Company. The expenses paid by the Company were $7,125 for 2001.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefit payments allocated to plan participants but not paid are reflected on the Plan’s Form 5500, but not in the accompanying financial statements. The following is a reconciliation of net assets available for benefits in the financial statements to the Form 5500 as of December 31, 2001 and 2000:

	2001	2000

Net assets available for benefits per the financial statements	$204,296,436	$212,488,441
Benefits payable to plan participants	(7,901)	(262,557)

Net assets available for benefits per the Form 5500	$204,288,535	$212,225,884

The following is a reconciliation of distributions to participants in the financial statements to the Form 5500 for the 2001 plan year:

Distributions to participants per the financial statements	$21,451,363
Benefits payable at beginning of year	(262,557)
Benefits payable at end of year	7,901

Distributions to participants per the Form 5500	$21,196,707

* * * * * *

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

		Description of Investment Including
	Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
	Similar Party	Par or Maturity Value	Cost	Value

*	MetLife Guaranteed Fixed Income Account	Group Annuity Insurance Contracts		$55,218,518
*	MetLife Stock Market Index Guarantee Account	Mutual Fund		52,829,799
	Harris Associates — Oakmark Fund	Mutual Fund		20,557,680
	Loomis Sayles Small Cap Value Fund	Mutual Fund		9,735,986
	Loomis Sayles Small Cap Growth Fund	Mutual Fund		2,851,193
	Templeton Foreign Fund	Mutual Fund		5,034,863
	American Century Income & Growth Fund	Mutual Fund		2,833,897
	Harris Associates — Oakmark Select Fund	Mutual Fund		7,845,047
	Janus Fund	Mutual Fund		12,454,713
	Baron Asset Fund	Mutual Fund		1,595,482
	PIMCO Total Return Bond Fund	Mutual Fund		8,650,644
	PIMCO High Yield Bond Fund	Mutual Fund		533,420
*	Willis Stock Fund	Stock Fund - Participant Directed		3,368,263
*	Willis Stock Fund	Stock Fund - Nonparticipant Directed	$1,771,428	1,817,874
	AIM Aggressive Growth Fund	Mutual Fund		20,559
	AIM Basic Value Fund	Mutual Fund		20,651
	AIM Equity Constellation Fund	Mutual Fund		16,187
	AIM Equity Funds Inc. Weingarten	Mutual Fund		12,090
	Alliance Premier Growth Fund Class A	Mutual Fund		4,060
	Amcent Benham Target	Mutual Fund		14,328
	Amcent 20th Century Intl Discovery Fund	Mutual Fund		27,056
	Amcent Twentieth Century Growth Fund	Mutual Fund		7,387
	Amcent Utilities Fund	Mutual Fund		50,266
	American Century Intl Growth Fund	Mutual Fund		9,018
	American Century Small Cap Value Fund	Mutual Fund		4,403
	American Century Treasury Fund	Mutual Fund		32,149
	American Century Twentieth Century V	Mutual Fund		6,895
	Amerindo Technology Fund	Mutual Fund		3,421
	Artisan International Fund	Mutual Fund		4,928
	Artisan Midcap Fund	Mutual Fund		58,647
	Baron Asset Fund	Mutual Fund		50,150
	Baron Growth Fund	Mutual Fund		43,173
	Baron I Opportunity Fund	Mutual Fund		2,941
	Berger New Generation Fund	Mutual Fund		1,989
	Berger Small Growth Fund	Mutual Fund		2,287
	Boston Partners Small Cap Value II	Mutual Fund		28,924
	Bradywine Fund	Mutual Fund		21,732
	Calamos Growth Fund	Mutual Fund		20,448
	California Nasdaq-100 Index Fund	Mutual Fund		665
	Cohen & Streers Realty Fund	Mutual Fund		27,077
	Commercial Net Lease Realty Fund	Mutual Fund		37,649
	Communications Focus Fund	Mutual Fund		2,256
	Credit Suisse Global Tech Fund	Mutual Fund		14,385
	Credit Suisse Japan Growth Fund	Mutual Fund		447
	Credit Suisse Japan Small Company Fund	Mutual Fund		922
	Davis New York Venture Fund Class A	Mutual Fund		75,084
	DFA International Value Portfolio	Mutual Fund		4,282
	DFA Intl Small Cap Value Portfolio	Mutual Fund		5,354
	DFA Intl Small Company Portfolio Fund	Mutual Fund		6,121
	DFA Real-Estate Securities Portfolio	Mutual Fund		4,401
	DFA Two-Year Global Fixed-Income	Mutual Fund		10,881
	DFA U S Large Cap Value Portfolio	Mutual Fund		12,492
	DFA U S Large Company Portfolio	Mutual Fund		15,659

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

DFA U S Micro Cap Portfolio	Mutual Fund		$4,100
DFA U S Small Cap Value Portfolio	Mutual Fund		999
Dodge & Cox Balanced Fund	Mutual Fund		1,084
Dodge & Cox Income Fund	Mutual Fund		11,949
Dodge & Cox Stock Fund	Mutual Fund		36,808
Dresdner RCM Biotech Fund	Mutual Fund		12,748
Dresdner RCM Europe Fund	Mutual Fund		3,911
Dresdner RCM Global Health Care Class N	Mutual Fund		4,654
Dresdner RCM Global Tech Class N	Mutual Fund		6,652
Dreyfus New Leaders Fund	Mutual Fund		21,577
Dreyfus Small Company Value Fund	Mutual Fund		30,274
Eaton Vance Traditional Worldwide Health Fund	Mutual Fund		28,413
Evergreen Health Care Fund	Mutual Fund		25,503
Excelsior Energy & Natural Resources Fund	Mutual Fund		2,010
Excelsior Value & Restructuring Fund	Mutual Fund		41,244
Fidelity Dividend Growth Fund	Mutual Fund		5,723
Fidelity Fund	Mutual Fund		6,742
Fidelity Low Priced Stock 3% Load	Mutual Fund		28,013
Fidelity Mid Cap Stock Fund	Mutual Fund		14,962
Fidelity Select Developing Fund	Mutual Fund		1,045
Fidelity Select Electricity Portfolio	Mutual Fund		62,854
Fidelity Select Health Care	Mutual Fund		5,652
Fidelity Seclect Software & Computer	Mutual Fund		23,644
Fidelity Select Telecommunications	Mutual Fund		1,042
Fidelity Select Computers	Mutual Fund		39,533
Fidelity Select Technology	Mutual Fund		59,300
Fidelity Utilities Fund	Mutual Fund		24,346
First American Technology Fund	Mutual Fund		219
Firsthand Communications	Mutual Fund		5,685
Firsthand E-Commerce Fund	Mutual Fund		27,403
Firsthand Tech Innovators Fund	Mutual Fund		5,456
Firsthand Tech Leaders Fund	Mutual Fund		6,269
Firsthand Technology Value Fund	Mutual Fund		28,384
Flac Investors Value Builder	Mutual Fund		78,421
Fremont US Micro Cap Fund	Mutual Fund		25,143
Gabelli Global Growth Fund	Mutual Fund		1,861
Gabelli Global Convertible Securities Fund	Mutual Fund		3,746
Gabelli Growth Fund	Mutual Fund		13,372
Gateway Fund	Mutual Fund		129,302
Golf Trans America Inc Fund	Mutual Fund		3,480
Guardian Park Avenue Fund	Mutual Fund		19,868
Health Care Focus Fund	Mutual Fund		4,667
Heartland Taxable Short	Mutual Fund		34,344
Internet Fund	Mutual Fund		9,986
Invesco Balanced Fund	Mutual Fund		16,432
Invesco Technology II	Mutual Fund		10,062
Invesco Telecommunications	Mutual Fund		11,308
Invesco Value Equity Fund	Mutual Fund		9,386
Investment Co of America	Mutual Fund		988
J D N Realty Corp Fund	Mutual Fund		3,699
Janus Balanced Fund	Mutual Fund		16,062
Janus Core Equity Fund	Mutual Fund		5,429
Janus Enterprise Fund	Mutual Fund		7,971
Janus Flexible Income Fund	Mutual Fund		92,644

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Janus Fund	Mutual Fund		$29,208
Janus Global Life Science Fund	Mutual Fund		30,355
Janus Global Technology Fund	Mutual Fund		13,589
Janus Growth & Income Fund	Mutual Fund		33,065
Janus Mercury Fund	Mutual Fund		61,613
Janus Olympus Fund	Mutual Fund		18,580
Janus Orion Fund	Mutual Fund		1,885
Janus Overseas Fund	Mutual Fund		21,829
Janus Special Situations Fund	Mutual Fund		10,215
Janus Twenty Fund	Mutual Fund		37,050
Janus Worldwide Fund	Mutual Fund		38,578
Japan OTC Equity Fund Inc	Mutual Fund		2,805
Julius Baer International Equity Fund A	Mutual Fund		2,719
Lindner Asset Allocation	Mutual Fund		5,514
Loomis Sayles Bond Fund	Mutual Fund		14,088
Managers Value Fund	Mutual Fund		56,300
Marsico Focus Fund	Mutual Fund		8,406
Montgomery Global Communications Fund	Mutual Fund		2,349
Montgomery Growth Fund	Mutual Fund		23,912
Montgomery International Growth Fund	Mutual Fund		620
Morgan Stanley Institutional Trans Mid-Cap Growth Fund	Mutual Fund		15,771
Navellier Aggressive Growth Port	Mutual Fund		10,189
New Perspective Fund	Mutual Fund		1,012
Oakmark Equity Income Fund	Mutual Fund		1,680
Oakmark Fund	Mutual Fund		28,243
Oakmark Select Fund	Mutual Fund		45,119
Parnassus Equity Income Fund	Mutual Fund		3,772
Payden Growth & Income Fund	Mutual Fund		26,195
PBHG Emerging Growth Fund	Mutual Fund		6,854
PBHG Growth Fund	Mutual Fund		1,001
PBHG Large Cap Growth Fund	Mutual Fund		11,782
PBHG Large Cap 20 Fund	Mutual Fund		2,189
PBHG Select Equity Fund	Mutual Fund		15,611
PBHG Technology & Communications Fund	Mutual Fund		18,897
Pilgrim Emerging Countries Fund	Mutual Fund		6,156
Pimco Innovations Fund	Mutual Fund		26,527
Pimco Renaissance Fund	Mutual Fund		20,796
Pin Oak Aggressive Stock	Mutual Fund		3,076
Profunds Ultraotc Fund	Mutual Fund		6,761
Putnam Growth & Income	Mutual Fund		7,571
Red Oak Technology	Mutual Fund		366
Royce Fund Premier Series	Mutual Fund		29,115
Royce Low Priced Stock Fund	Mutual Fund		11,648
Royce Total Return Fund	Mutual Fund		10,918
RS Diversified Growth Fund	Mutual Fund		9,747
RS Emerging Growth Fund	Mutual Fund		43,294
RS Information Age Fund	Mutual Fund		14,051
Rushmore Amer Gas Index Fund	Mutual Fund		8,714
Rydex Biotechnology Fund	Mutual Fund		1,492
Rydex OTC Fund	Mutual Fund		73,022
Schwab Total Stock Market Investment Fund	Mutual Fund		22,780
Schwab 1000 Equity Fund	Mutual Fund		128,785
Scudder Dividend & Growth Fund	Mutual Fund		9,700
Scudder Global Fund Inc	Mutual Fund		13,187

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Scudder Greater Europe	Mutual Fund		$39,602
Scudder Growth & Income Fund	Mutual Fund		9,863
Selected American Shares	Mutual Fund		15,328
Strong Adv Small Cap Value Cl-Z	Mutual Fund		20,979
Strong Government Securities Fund	Mutual Fund		4,894
Strong Growth Fund	Mutual Fund		19,457
Strong Intl Stock Fund	Mutual Fund		4,558
Strong Technology 100 Fund	Mutual Fund		472
T Rowe Price Equity Income Fund	Mutual Fund		29,978
T Rowe Price Health Sciences Fund	Mutual Fund		104,263
T Rowe Price Intl European Stock Fund	Mutual Fund		8,890
T Rowe Price Mid-Capital Growth Fund	Mutual Fund		35,945
T Rowe Price Science & Technology Fund	Mutual Fund		14,941
T Rowe Price Small Cap Stock Fund	Mutual Fund		10,203
Technology Focus Fund	Mutual Fund		2,250
Templeton Foreign Fund	Mutual Fund		7,082
Templeton World Fund	Mutual Fund		23,919
Third Ave Real Estate Value Fund	Mutual Fund		4,106
Torray Fund	Mutual Fund		16,863
Turner Midcap Fund	Mutual Fund		5,648
Tweedy Browne Global Value Fund	Mutual Fund		4,808
UAM Analytic Enhanced Equity Class A	Mutual Fund		4,845
Van Wagoner Mid-Cap Fund	Mutual Fund		2,751
Van Wagoner Post Venture Fund	Mutual Fund		5,962
Vanguard Explorer Fund	Mutual Fund		10,884
Vanguard F-1 Secs GNMA Portfolio	Mutual Fund		53,604
Vanguard Growth & Income	Mutual Fund		18,891
Vanguard Growth Index Fund	Mutual Fund		57,221
Vanguard Health Care Fund	Mutual Fund		20,121
Vanguard High-Yield Corporate Fund	Mutual Fund		9,706
Vanguard Index Trust 500 Portfolio	Mutual Fund		87,025
Vanguard Intl Growth Portfolio	Mutual Fund		1,804
Vanguard Wellington Fund	Mutual Fund		5,622
Vanguard World U S Growth Portfolio	Mutual Fund		49,780
Weitz Value Portfolio	Mutual Fund		30,493
White Oak Growth Stock	Mutual Fund		124,319
Wilshire Target Large Co Growth	Mutual Fund		10,837
Wireless Fund	Mutual Fund		293
Schwab Money Market Fund	Money Market		2,298,465
A D C Telecommunications	1,692 shares of common stock		7,783
A O N Corporation	279 shares of common stock		9,892
AT & T Corporation	2,116 shares of common stock		38,376
AT & T Wireless Services	966 shares of common stock		13,881
A X A Sponsored Adr	32 shares of common stock		673
Aastrom Biosciences Inc	1,080 shares of common stock		1,058
Abbott Laboratories	26 shares of common stock		1,474
Abiomed Inc	43 shares of common stock		680
ABM Inds Inc	103 shares of common stock		3,220
Ace Ordinary	599 shares common stock		24,050
Act Teleconferencing Inc	150 shares of common stock		1,148
Active Power Inc	40 shares of common stock		272
Adv Fibre Commun Inc	700 shares of common stock		12,369

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Advance Auto Parts Inc	180 shares of common stock		$8,955
Advanced Digital Info CP	155 shares of common stock		2,486
Advanced Micro Devices	46 shares of common stock		730
Advanced Power Tech Inc	70 shares of common stock		812
AES Corp	650 shares of common stock		10,628
Air Prods & Chems Inc	203 shares of common stock		9,511
Allstate Corp	906 shares of common stock		30,541
Alterra Healthcare Corp	745 shares of common stock		82
Amazon Com Inc	695 shares of common stock		7,520
American Axle & Mfg Hldg	100 shares of common stock		2,138
American Express Co	87 shares of common stock		3,118
American Homepatient Inc	5,500 shares of common stock		4,235
American International Group	3,103 shares of common stock		246,346
American Skiing Corp	1,830 shares of common stock		915
American Superconductor Corp	80 shares of common stock		981
Ameriresource Tech Inc	3,000 shares of common stock		12
Amern Eagle Outfitrs, Inc	1,550 shares of common stock		40,564
Amgen Incorporated	173 shares of common stock		9,764
AmSouth Bancorporation	153 shares of common stock		2,890
AOL Time Warner Inc	7,060 shares of common stock		226,626
Apache Corp	700 shares of common stock		34,916
Apple Computer Inc	100 shares of common stock		2,190
Applera Celera Genomics	100 shares of common stock		2,669
Applied Materials Inc	1,147 shares of common stock		45,995
Arkansas Best Corp Del	200 shares of common stock		5,764
Arm Holdings Plc Adr	100 shares of common stock		1,559
Aascential Software Corp	1,000 shares of common stock		4,050
Ashton Technology Group	3,000 shares of common stock		600
Astec Inds Inc	25 shares of common stock		362
At Home Corp Cl A	650 shares of common stock		4
Atmel Corp	2,600 shares of common stock		19,162
ATSI Communications Inc	150 shares of common stock		42
Aucxis Corp	200 shares of common stock		2
Audiovox Cp Cl A	470 shares of common stock		3,506
Auto Data Processing	400 shares of common stock		23,560
Auto Zone Inc	151 shares of common stock		10,842
Avaya Inc	130 shares of common stock		1,580
B M C Software Inc	1,100 shares of common stock		18,007
Back Yard Burgers Inc	500 shares of common stock		1,990
Barnesandnoble.com Inc Cl A	9,500 shares of common stock		14,630
Bayer A G Sponsored Adr	350 shares of common stock		10,955
BEA Systems Inc	50 shares of common stock		770
Bellsouth Corp	356 shares of common stock		13,572
Bentley Pharmaceuticals Inc	100 shares of common stock		1,019
Berkley W R Corp	100 shares of common stock		5,370
Berkshire Hathaway Cl B	13 shares of common stock		32,825
Biogen	100 shares of common stock		5,735
Biomira Inc	100 shares of common stock		420
Biopure Corporation Cl A	500 shares of common stock		7,105
Black & Decker Corp	200 shares of common stock		7,546
Boeing Co	520 shares of common stock		20,166
Boots & Coots/Intl Well	6,000 shares of common stock		3,000
BP Amoco Plc Adr	100 shares of common stock		4,651
Bristol Myers Squibb Co	379 shares of common stock		19,313

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Broadcom Corp Cl A	50 shares of common stock		$2,044
Broadvision Inc	60 shares of common stock		164
Brocade Communications Sys Inc	200 shares of common stock		6,624
Brooks Automation Inc	31 shares of common stock		1,261
Brown & Brown Inc	1,680 shares of common stock		45,864
Bruker Daltonics Inc	600 shares of common stock		9,810
Burlington Industries	2,000 shares of common stock		72
C M G I Inc	3,217 shares of common stock		5,244
C T Holdings Inc	4,000 shares of common stock		1,640
Cabot Corp	100 shares of common stock		3,570
Callon Pete Co Del	400 shares of common stock		2,740
Calpine Corporation	600 shares of common stock		10,074
Capstone Turbine Corp	40 shares of common stock		216
Cardinal Health Inc	75 shares of common stock		4,859
Cardiodynamics Intl Corp	125 shares of common stock		826
Carrier Access Corp	400 shares of common stock		1,168
Caterpillar Inc	100 shares of common stock		5,225
Celeris Corporation New	2,000 shares of common stock		480
Celestica Inc	1,570 shares of common stock		63,412
Cell Genesys Inc	1,200 shares of common stock		27,888
Cendant Corporation	100 shares of common stock		1,961
Central Pkg Corp	75 shares of common stock		1,473
Chattem Inc	800 shares of common stock		15,368
Chromavision Med Sys Inc	150 shares of common stock		674
Chubb Corp	0.451 shares of common stock		31
Ceina Corp	340 shares of common stock		4,865
Cisco System Inc	16,067 shares of common stock		290,973
Citigroup Inc	2,188 shares of common stock		110,468
Citrix Systems	1,024 shares of common stock		23,204
Clear Channel Commun	100 shares of common stock		5,091
Coca-Cola Company	824 shares of common stock		38,854
Comdisco Inc	1,650 shares of common stock		858
Communication Intelligence Corp New	100 shares of common stock		64
Compaq Computer Corp	1,472 shares of common stock		14,364
Compositech LTD	2,000 shares of common stock		4
Computer Assoc Intl Inc	300 shares of common stock		10,347
Computrzd Therml Imaging	2,100 shares of common stock		3,255
Compuware	200 shares of common stock		2,358
Conagra Foods Inc	10 shares of common stock		238
Concord EFS	640 shares of common stock		20,979
Conexant Systems Inc	100 shares of common stock		1,436
Continental Airlines Class B	300 shares of common stock		7,863
Copart Inc	298 shares of common stock		10,838
Copper IHC	400 shares of common stock		676
Corel Corp	2,000 shares of common stock		3,800
Cornerstone Internet Solutions Co	2,230 shares of common stock		7
Corning Inc	2,010 shares of common stock		17,926
Corrections CP Amer New	600 shares of common stock		11,136
Corvis Corp	700 shares of common stock		2,261
Cost-U-Less Inc	1,000 shares of common stock		1,350
Costco Whsl Corp New	100 shares of common stock		4,438
Covad Commun Group Inc	6,625 shares of common stock		18,948
Crossworlds Software Inc	250 shares of common stock		1,165
Cyberguard Corporation	2,750 shares of common stock		3,988

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Cymer Incorporated	60 shares of common stock		$1,604
Cytyc Corp	8,000 shares of common stock		208,800
Danka Business Systems	2,000 shares of common stock		2,020
Datakey Inc	400 shares of common stock		1,496
Dauphin Technology Inc	750 shares of common stock		810
Dell Computer Corp	7,588 shares of common stock		206,242
Deltathree Com	200 shares of common stock		180
Digene Corp	150 shares of common stock		4,425
Discovery Partners Intl	1,000 shares of common stock		7,400
Disney Walt Hldg Co	1,025 shares of common stock		21,239
Display Technologies Inc	5,000 shares of common stock		125
Documentum	950 shares of common stock		20,634
Dollar General Corp	1,374 shares of common stock		20,470
Drugstore, Com Inc	1,700 shares of common stock		3,315
DTE Energy Co	213 shares of common stock		8,941
Duke Energy Corporation	375 shares of common stock		14,723
E Digital Corp	1,750 shares of common stock		2,310
EMC Corp Massachusetts	4,862 shares of common stock		65,345
E-Trade Group Inc	8,550 shares of common stock		87,638
E-VideoTV Inc	9,833 shares of common stock		541
Eastman Kodak Company	420 shares of common stock		12,353
Ebay Inc	588 shares of common stock		39,337
Echelon Corp	2,620 shares of common stock		37,099
Ecollege.com Inc	100 shares of common stock		317
Edwards JD & Co	150 shares of common stock		2,468
Electroglas	400 shares of common stock		5,908
Emerson Elec Co	51 shares of common stock		2,960
Energy Conv Devices Inc	200 shares of common stock		3,794
Enron Corp	3,400 shares of common stock		2,040
Enterasys Networks Inc	200 shares of common stock		1,770
Equinix Inc	1,200 shares of common stock		3,480
Ericsson Tel Adr New Cl B	6,431 shares of common stock		33,570
Etoys Inc	1,060 shares of common stock		6
Everest Re Group Ltd	10 shares of common stock		709
Extreme Networks Inc	600 shares of common stock		7,740
Exxon Mobil Corporation	672 shares of common stock		26,408
E4L Inc	345 shares of common stock		1
First Virtual Commun Inc	627 shares of common stock		671
Fiserv Inc	30 shares of common stock		1,270
Fleetboston Finl Corp	53 shares of common stock		1,920
Flextronics Intl Ltd	445 shares of common stock		10,676
Fonar Corp	400 shares of common stock		476
Ford Motor Company New	100 shares of common stock		1,572
Forest Labs Inc	100 shares of common stock		8,195
Forest Oil Corp New	200 shares of common stock		5,642
Fountain Pwr Boat Inds Inc	2,000 shares of common stock		2,320
Franklin Res Inc	151 shares of common stock		5,333
Freddie Mac Voting Shs	142 shares of common stock		9,292
Freemarkets Inc	500 shares of common stock		11,985
Friedman Billings Ramsey Group Inc	500 shares of common stock		2,595
Futurelink Corp New	232 shares of common stock		2
G S I Lumonics Inc	500 shares of common stock		4,235
Gallagher Arthur J & Co	5,501 shares of common stock		189,734
Gap Inc	1,350 shares of common stock		18,819

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Gateway Inc	1,500 shares of common stock		$12,060
Gemstar TV Guide Intl	300 shares of common stock		8,310
Genelabs Technologies Inc	400 shares of common stock		740
General Dynamic Corp	150 shares of common stock		11,946
General Electric Company	8,727 shares of common stock		358,975
General Magic Inc	4,370 shares of common stock		1,704
General Mills Inc	25 shares of common stock		1,300
General Motors Corp	160 shares of common stock		7,776
General Mtrs CP CL H New	540 shares of common stock		8,343
Glaxosmithkline Plc Adrf	113 shares of common stock		5,630
Global Crossing Ltd	5,200 shares of common stock		4,368
Globalstar Telecom Ord	50 shares of common stock		8
Golden St Bancorp, Inc	15,000 shares of common stock		17,700
Goodyear Tire & Rubr Co	318 shares of common stock		7,573
Goodys Family Clothing	10 shares of common stock		42
Granite Constr Co	225 shares of common stock		5,418
Grey Wolf Inc	500 shares of common stock		1,485
Gric Communications Inc	35 shares of common stock		45
Guilford Pharm Inc	400 shares of common stock		4,800
Halliburton Co Hldg Co	908 shares of common stock		11,889
Harris & Harris	2,000 shares of common stock		3,800
HCA Inc	238 shares of common stock		9,173
Healthsouth Rehabilitation Corp	1,000 shares of common stock		14,820
Hershey Foods Corp	10 shares of common stock		697
Hewlett-Packard Company	1,030 shares of common stock		21,149
Hilb Rogal & Hamilton Co	862 shares of common stock		48,315
Hollywood Entmt Corp	50 shares of common stock		715
Home Depot Inc	1,957 shares of common stock		99,820
Honeywell International	256 shares of common stock		8,666
House2Home Inc	3,150 shares of common stock		32
Huntington Bancshares Inc	1,036 shares of common stock		17,807
IDT Corp Class B	100 shares of common stock		1,661
IDT Corporation	100 shares of common stock		1,951
Imaging Diagnostic Sys	323 shares of common stock		155
Imaging Technologies Corp	1,500 shares of common stock		41
Immune Response Corp Del	238 shares of common stock		319
Immunex Corp New	245 shares of common stock		6,789
Inacom Corp	600 shares of common stock		1
Indus Intl Inc	1,000 shares of common stock		7,300
Info Architects Corp	5,020 shares of common stock		1,155
Infospace Inc New	2,080 shares of common stock		4,264
Inkine Pharm Inc	170 shares of common stock		265
Inktomi Corporation	3,400 shares of common stock		22,814
Inspire Insurance Solutions Inc	1,000 shares of common stock		330
Intel Corp	9,675 shares of common stock		304,289
Interiors Inc Cl A	25,709 shares of common stock		129
Interliant Inc	101 shares of common stock		35
International Rectifier Corporation	75 shares of common stock		2,616
Internet Capital Group	15 shares of common stock		18
Interwoven Inc	100 shares of common stock		974
Intimate Brands Class A	601 shares of common stock		8,924
Intl Business Machines	1,713 shares of common stock		207,157
Intl Shipholding Corp	1,844 shares of common stock		11,785
Iomega Corp New	140 shares of common stock		1,169

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

ISCO International Inc	12,000 shares of common stock		$9,600
ISIS Pharmaceuticals	600 shares of common stock		13,314
IXYS Corp Del	100 shares of common stock		809
J P Morgan Chase & Co	1.005 shares of common stock		36,522
JDS Uniphase Corporation	5,222 shares of common stock		45,327
Johnson & Johnson	440 shares of common stock		26,021
Juniper Networks Inc	280 shares of common stock		5,306
Key Energy Group Inc	180 shares of common stock		1,656
Keyspan Corp	92 shares of common stock		3,172
Knight Trading Group	300 shares of common stock		3,306
Kraft Foods Inc	100 shares of common stock		3,416
Krispy Kreme Doughnuts Inc	560 shares of common stock		24,752
Kronos Inc	231 shares of common stock		11,176
L C A Vision Inc	400 shares of common stock		352
Labor Ready Inc New	650 shares of common stock		3,322
Laboratory CP of Ameri Hldg New	200 shares of common stock		16,170
Lasersight Inc	200 shares of common stock		124
Legato Systems	900 shares of common stock		11,673
Lehman Bros Hldgs Inc	50 shares of common stock		3,350
Level 3 Communications Inc	1,500 shares of common stock		7,500
Lilly Eli & Company	100 shares of common stock		7,854
Loral Space & Commun Ltd	1,000 shares of common stock		2,990
Loudeye Technologies Inc	250 shares of common stock		183
Lowes Companies	625 shares of common stock		29,006
LSI Logic Corp	300 shares of common stock		4,734
Lucent Technologies Inc	7,142 shares of common stock		44,925
Luminex Corp Del	900 shares of common stock		15,264
Macromedia	25 shares of common stock		445
Marchfirst Inc	6,370 shares of common stock		6
Marsh & McLennan Cos Inc	555 shares of common stock		59,640
Matritech Inc	100 shares of common stock		285
Mattel Incorporated	200 shares of common stock		3,440
McAfee.com Inc Cl A	15 shares of common stock		509
McData Corporation Cl A	96 shares of common stock		2,352
McDonalds Corp	650 shares of common stock		17,206
McKesson Hboc Inc	453 shares of common stock		16,951
Meadowbrook Ins Group	103 shares of common stock		205
Medimune Inc	400 shares of common stock		18,540
Medtronic Inc	176 shares of common stock		9,022
Mercator Software Inc	2,000 shares of common stock		16,720
Merck & Co Inc	1,143 shares of common stock		67,236
Merrill Lynch & Co Inc	400 shares of common stock		20,848
Metricom Inc New	200 shares of common stock		12
Metrocall Inc	2,000 shares of common stock		52
Metromedia Fiber Network	52,400 shares of common stock		23,056
Michael’s Stores Inc	334 shares of common stock		11,005
Microage Inc	1,000 shares of common stock		4
Micron Technology Inc	200 shares of common stock		6,200
Microsoft Corporation	4,969 shares of common stock		329,196
Microstrategy Inc Cl A	170 shares of common stock		655
Microvision Inc Wa	1,000 shares of common stock		14,240
Milacron Inc	242 shares of common stock		3,826
Motorola Incorporated	808 shares of common stock		12,138
Mphase Tech Inc	100 shares of common stock		35

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Mylan Labs Inc	35 shares of common stock		$1,313
Nabors Industries Inc	150 shares of common stock		5,150
National City Corp	1,237 shares of common stock		36,170
National Steel Corp	200 shares of common stock		290
Natl Scientific Corp	250 shares of common stock		55
Natl Semiconductor Corp	115 shares of common stock		3,541
Neoforma Inc	2 shares of common stock		58
Neoware Sys Inc	5,000 shares of common stock		24,500
Netcurrents Info Svcs	2,000 shares of common stock		70
Network Appliance Inc	140 shares of common stock		3,062
Nextel Communications A	2,096 shares of common stock		22,972
Nextel Partners Inc Cl A	61 shares of common stock		732
Nokia Corp Spon Adr F	2,761 shares of common stock		67,727
Nordstrom Inc	100 shares of common stock		2,023
Nortel Networks Cp New F	1,650 shares of common stock		12,375
North Amern Datacom Inc	1,000 shares of common stock		130
Northpoint Comm Hldgs	1,800 shares of common stock		270
Novell Inc	95 shares of common stock		436
Oakwood Homes Corp New	200 shares of common stock		1,060
Obie Media Corp	352 shares of common stock		968
Occidental Pete Corp	100 shares of common stock		2,653
Ocwen Financial Corporation	100 shares of common stock		848
Officemax Inc	100 shares of common stock		450
Online Res & Comm Corp	20,000 shares of common stock		46,000
Oracle Corporations	4,159 shares of common stock		57,436
P D C Innovation Inds	2,000 shares of common stock		360
Pac Centy Cybworks Ord	900 shares of common stock		225
Paccar Inc	904 shares of common stock		59,320
Pacific Aerospace & Electronics Inc	7,000 shares of common stock		315
Pacific Continental Corp	6,660 shares of common stock		80,919
Palm Inc	1,446 shares of common stock		5,610
Paradyne Networks Inc	398 shares of common stock		1,552
Partnere Ltd	10 shares of common stock		540
Paychex Inc	201 shares of common stock		7,018
Payless Cashways Inc New	2,000 shares of common stock		2
Penton Media Inc	250 shares of common stock		1,565
Peoplesoft Inc	200 shares of common stock		8,040
Pepsi Bottling Group Inc	24 shares of common stock		565
Pepsico Inc	197 shares of common stock		9,599
Peregrine Pharma Inc	100 shares of common stock		343
Peregrine Sys Inc	45 shares of common stock		667
Petsmart Inc	1,157 shares of common stock		11,385
Pfizer Incorporated	2,270 shares of common stock		90,455
Philip Morris Cos Inc	255 shares of common stock		11,709
Plug Power Inc	625 shares of common stock		5,463
Polycom	360 shares of preferred stock		12,265
Portal Software Inc	4,000 shares of common stock		8,320
Power-One Inc	134 shares of common stock		1,395
PPG Inds Inc	185 shares of common stock		9,543
Primedia Inc	5,000 shares of common stock		21,750
Procter & Gamble Co	31 shares of common stock		2,455
Progress Energy Inc	547 shares of common stock		24,642
Progressive Corp Ohio	250 shares of common stock		37,325
Proton Energy Systems	200 shares of common stock		1,650

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Proxim Inc	80 shares of common stock		$794
Psinet Inc	3,300 shares of common stock		20
Puget Energy Inc	572 shares of common stock		12,528
Puma Technology Inc	1,000 shares of common stock		2,580
Qualcomm Inc	281 shares of common stock		14,191
Quest Resource Corp	4,330 shares of common stock		3,681
Qwest Communs Intl Inc	100 shares of common stock		1,415
R L I Corp	100 shares of common stock		4,500
Rambus Inc Del	484 shares of common stock		3,867
Ramtron Intl Corp New	3,500 shares of common stock		15,715
Rare Medium Group Inc	30 shares of common stock		22
Raytheon Company New	300 shares of common stock		9,741
Razorfish Inc Cl A	100 shares of common stock		22
Realnetworks Inc	100 shares of common stock		594
Redhat Inc	800 shares of common stock		5,680
Reliance Group Hldgs Inc	36,200 shares of common stock		134
Research In Motion Ltd	40 shares of common stock		949
RF Micro Devices Inc	200 shares of common stock		3,846
Rite Aid Corporation	635 shares of common stock		3,213
Riverstone Networks Inc	102 shares of common stock		1,693
Rockwell Collings Inc	9 shares of common stock		176
Rockwell Intl Corp New	9 shares of common stock		161
Rohm & Haas Co	40 shares of common stock		1,385
Ryans Family Steak Houses Inc	500 shares of common stock		10,825
S B C Communications Inc	100 shares of common stock		3,917
Sabre Holdings Corp	300 shares of common stock		12,705
Safeguard Scientific Inc	1,000 shares of common stock		3,500
Safeway	94 shares of common stock		3,925
Sandisk Corp	200 shares of common stock		2,880
Sanguine Corp	4,000 shares of common stock		520
Scansoft Inc	3,000 shares of common stock		12,900
Schlumberger Ltd	91 shares of common stock		5,012
Scientific Atlanta Inc	175 shares of common stock		4,190
Scios Inc	77 shares of common stock		1,830
Scor Adr	20 shares of common stock		638
Semotus Solutions Inc	100 shares of common stock		73
Service Corp Intl	2,000 shares of common stock		9,980
Seven Seas Pete New	2,000 shares of common stock		4,220
Sheldahl Co	300 shares of common stock		156
Shoneys Inc	12,000 shares of common stock		3,240
Siebel Systems Inc	310 shares of common stock		8,674
Silicon Storage Tech	150 shares of common stock		1,446
Simtek Corp	5,500 shares of common stock		2,310
Solectron Corp Del	800 shares of common stock		9,024
Sonicblue Inc	700 shares of common stock		2,828
Sonosight Inc	300 shares of common stock		7,707
Soundview Technology GP	1,850 shares of common stock		4,311
Southern States Power Inc	2,000 shares of common stock		104
Southwest Airls Co	3,283 shares of common stock		60,674
Sprint Corp	16 shares of common stock		334
Sprint PCS Group	100 shares of common stock		2,441
St Paul Cos Inc	214 shares of common stock		9,401
Staples Inc	38 shares of common stock		711
Starbase Corp New	600 shares of common stock		408

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Starbucks Corp	650 shares of common stock		$12,383
Steel Dynamics Inc	97 shares of common stock		1,126
Stewart Enterprises Class A	200 shares of common stock		1,198
Stirling Cooke Brown Hldgs Lord	9,500 shares of common stock		6,175
Storage Tech Corp	120 shares of common stock		2,480
Sun Microsystems Inc	6,547 shares of common stock		80,528
Sunguard Data Sys	200 shares of common stock		5,786
SunTrust Bks Inc	200 shares of common stock		12,540
Swiss Reinsurance Adr	20 shares of common stock		2,020
Sybase	775 shares of common stock		12,214
Sykes Enterprises Inc	6,580 shares of common stock		61,457
Symantec Corp	15 shares of common stock		995
Symbol Technologies Inc	750 shares of common stock		11,910
Syntel Inc	3,000 shares of common stock		38,790
Synttroleum Corp	700 shares of common stock		4,970
S1 Corporation	382 shares of common stock		6,181
T J X Cos Inc	65 shares of common stock		2,603
Taiwan Semiconductor Mfg Co Adr	179 shares of common stock		3,073
Take-Two Interactv Sftwr	350 shares of common stock		5,660
Talk Vision Corporation	500 shares of common stock		18
Target Corporation	313 shares of common stock		12,867
Tayco Developments Inc	1,900 shares of common stock		9,405
Teleflex Inc	100 shares of common stock		4,731
Tellabs Inc	80 shares of common stock		1,197
Tellular Corp	15,000 shares of common stock		137,700
Texas Instruments Inc	1,017 shares of common stock		28,480
The Charles Schwab Corp	300 shares of common stock		4,641
Tianrong Bldg Mat Hldgs	1,000 shares of common stock		1
Tidewater Inc/Citizen Certificates	200 shares of common stock		6,780
Tivo Inc	100 shares of common stock		655
Transatlantic Holdings	6 shares of common stock		547
Transtexas Gas Corp Cl A	5 shares of common stock		7
Transwitch Corp	300 shares of common stock		1,350
Trc Cos Inc	540 shares of common stock		27,000
Triad Hospitals Inc	10 shares of common stock		294
Tripath Imaging Inc	1,000 shares of common stock		7,530
Trustco Bank Corp NY	449 shares of common stock		5,644
Tyco Intl Ltd New	1,996 shares of common stock		117,600
USA Floral Prods Inc	400 shares of common stock		2
Unicapital Corp	2,000 shares of common stock		4
Uniroyal Technology Corp	3,000 shares of common stock		9,600
Unit Corp	1,000 shares of common stock		12,900
United Parcel Service B	1,004 shares of common stock		54,724
United Technologies Corp	202 shares of common stock		13,064
Universal Display Corp	600 shares of common stock		5,460
U S Bancorp Del New	100 shares of common stock		2,093
US Lec Corp Cl A	2,100 shares of common stock		11,361
US Internetworking Inc	450 shares of common stock		90
VA Linux Systems Inc	75 shares of common stock		184
Varian Med Sys	100 shares of common stock		7,126
Varsity Group Inc	125 shares of common stock		150
Vaxgen Inc	100 shares of common stock		1,160
Verisign Inc	95 shares of common stock		3,614
Verizon Communications	103 shares of common stock		4,884

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Description of Investment Including
Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

Vertex Pharmaceuticals	62 shares of common stock		$1,525
Verticalnet Inc	713 shares of common stock		998
Vesta Ins Group	200 shares of common stock		1,600
Vialink Company	200 shares of common stock		38
Viant Corp	150 shares of common stock		251
Virtualsellers Com Inc	400 shares of common stock		36
Vishay Intertechnology	400 shares of common stock		7,800
Visonics Corp Del	500 shares of common stock		7,215
Visual Networks Inc	100 shares of common stock		462
Wachovia Corp New	2.109 shares of common stock		66,126
Wal Mart Stores Inc	2,366 shares of common stock		136,186
Washington Mutual Inc	1,871 shares of common stock		61,184
Watson Wyatt & Co Hldg A	2,000 shares of common stock		43,600
WebMD Corp	85 shares of common stock		600
Wells Fargo & Co New	250 shares of common stock		10,863
Western Water Co	1,000 shares of common stock		395
Westpoint Stevens	201 shares of common stock		492
Whole Foods Mkt Inc	234 shares of common stock		10,193
Williams Co. Inc	60 shares of common stock		1,531
Williams Communs Group A	3,049 shares of common stock		7,165
Willis Group Holdings	15,469 shares of common stock		364,295
Wink Communications Inc	300 shares of common stock		480
Wisconsin Energy Corp	300 shares of common stock		6,768
Worldcom Inc	7,724 shares of common stock		108,754
Worldcom Inc — MCI Group	574 shares of common stock		7,285
Xerox Corp	200 shares of common stock		2,084
Xin Net Corp	1,000 shares of common stock		310
XO Communications Cl A	90 shares of common stock		9
Yahoo Inc	24 shares of common stock		426
Zimmer Holdings Inc	27 shares of common stock		825
Zixit Corp	20 shares of common stock		101
1/10 Berkshire Hathaway Cl A	10 shares of common stock		75,600
1st State Bancorp Inc	100 shares of common stock		2,000
99 Cents Only Stores	257 shares of common stock		9,792
EOTT Energy Partners LP	600 shares of common stock		9,030
Corrections Corporation of America	407 shares of preferred stock		7,998
Freeport McMoran Dep Shares	303 shares of preferred stock		7,006
M S Dean Witter	775 shares of preferred stock		9,571
US Treasury Bond	$1,000 principal amount, due 8/15/04		1,253
US Treasury Strip	$15,000 principal amount, due 2/15/07		11,883
US Treasury Strip	$12,000 principal amount, due 2/15/09		8,348
US Treasury Strip	$15,000 principal amount, due 11/15/06		12,141
US Treasury Strip	$12,000 principal amount, due 11/15/07		9,158
US Treasury Strip	$12,000 principal amount, due 11/15/08		8,546
US Treasury Strip	$12,000 principal amount, due 11/15/09		7,999
US Treasury Strip	$12,000 principal amount, due 11/15/11		6,983
US Treasury Strip	$12,000 principal amount, due 11/15/12		6,533
US Treasury Strip	$12,000 principal amount, due 11/15/13		6,071
US Treasury Strip	$12,000 principal amount, due 2/15/08		8,921
US Treasury Strip	$12, 000 principal amount, due 2/15/10		7,808
US Treasury Strip	$12,000 principal amount, due 2/15/11		7,316
US Treasury Strip	$12,000 principal amount, due 2/15/12		6,863
US Treasury Strip	$12,000 principal amount, due 5/15/07		9,341

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

		Description of Investment Including
	Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,		Current
	Similar Party	Par or Maturity Value	Cost	Value

	US Treasury Strip	$12,000 principal amount, due 5/15/08		$8,760
	US Treasury Strip	$12,000 principal amount, due 5/15/09		8,220
	US Treasury Strip	$12,000 principal amount, due 5/15/10		7,680
	US Treasury Strip	$12,000 principal amount, due 5/15/11		7,189
	US Treasury Strip	$12,000 principal amount, due 5/15/12		6,731
	US Treasury Strip	$12,000 principal amount, due 5/15/13		6,285
	US Treasury Strip	$12,000 principal amount, due 8/15/07		9,240
	US Treasury Strip	$12,000 principal amount, due 8/15/08		8,651
	US Treasury Strip	$12,000 principal amount, due 8/15/09		8,115
	US Treasury Strip	$12,000 principal amount, due 8/15/11		7,091
	US Treasury Strip	$12,000 principal amount, due 8/15/12		6,626
	US Treasury Strip	$12,000 principal amount, due 8/15/13		6,180
	US Treasury Strip	$12,000 principal amount, due 11/15/10		7,500
	US Treasury Strip	$12,000 principal amount, due 8/15/10		7,586
	IBRD World Bk Bond	$1,000 principal amount, due 1/27/05		1,082
	US Treasury Strip	$12,000 principal amount, due 2/15/13		6,394
	US Treasury Strip	$12,000 principal amount, due 2/15/14		5,974
	NASDAQ 100 Shares	2,198 shares of stock		85,524
*	Participant Loans Receivable	Participant notes receivable bearing interest ranging from 6.00% to 10.50% and maturity dates ranging from January 20, 2002 to October 30, 2016.		4,692,703

				$204,295,680

*	Indicates party-in-interest